Exhibit 99.2

Annual General Meeting of Shareholders (“AGM”)

28 July 2014

Additional Candidate Nominated for Potential Election to the Supervisory Board

In accordance with Bye-law 31.1 of the VimpelCom Ltd. bye-laws (the “Bye-laws”), the Supervisory Board of VimpelCom Ltd. has resolved to add a further candidate to the list of individuals nominated to seek appointment to the Supervisory Board of the Company at the forthcoming AGM, Mr. Trond ø Westlie.

As Mr. Westlie’s nomination falls within “any other business” to be properly considered at the AGM, his candidacy will be determined by cumulative voting, alongside the other individuals seeking election to the Supervisory Board.

A short biography outlining Mr. Westlie’s experience is set out below.

Trond ø. Westlie joined A.P. Moller—Maersk in 2010 as Group CFO and member of the Executive Board. Trond ø. Westlie came from a position as Executive Vice President and Chief Financial Officer of the Telenor Group. Previously, he was Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002-2004, and Executive Vice President and CFO of Aker Maritime ASA from 2000 to 2002. Trond ø. Westlie qualified as a State Authorised Public Auditor from Norges Handelshoyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Trond ø. Westlie is a member of the Board of Danske Bank, Danish Ship Finance, Shama as and Tønsberg Delikatesse as.

A revised form of proxy, including the proposed nomination of Mr. Westlie accompanies this letter and should be used in substitution for all previous forms of proxy in circulation prior to this date.

IN THE EVENT THAT YOU HAVE SUBMITTED YOUR VOTING INSTRUCTIONS ON A PREVIOUS PROXY VOTING INSTRUCTIONS CARD, PLEASE BE AWARE THAT MR. WESTLIE HAS NOW BEEN ADDED TO THE LIST OF CANDIDATES SEEKING ELECTION TO THE SUPERVISORY BOARD, AND MEMBERS ARE ASKED TO CONSIDER HIS NOMINATION AS RESOLUTION 11. THE RESOLUTION TO APPOINT PWC AS AUDITOR IS NOW RESOLUTION 12. TO ENSURE YOUR VOTE COUNTS AT THE AGM, PLEASE RESUBMIT YOUR VOTING INSTRUCTIONS USING THE ENCLOSED PROXY VOTING INSTRUCTIONS CARD.

Members present at the AGM in person or attending the meeting by duly appointed corporate representative will be given a poll card at the commencement of the meeting upon which they are to indicate their votes on the resolutions to be put before members at the AGM, including the proposed nomination of Mr. Westlie as proposal 11.

Yours faithfully,

Secretary

VimpelCom Ltd.

10th July 2014